AM
9/6/2005



05043584



CM
8/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/03/04 (MM/DD/YY) AND ENDING 7/01/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Osak (416) 943-2748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denis Lemieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 1, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public DIANE OSAK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

Period from July 3, 2004 to July 1, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as of July 1, 2005, and the related statements of income, stockholder's equity, and cash flows for the period from July 3, 2004 to July 1, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst & Young Corporate Finance (Canada) Inc. as of July 1, 2005, and the results of its operations and its cash flows for the period from July 3, 2004 to July 1, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
August 15, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF FINANCIAL CONDITION

July 1, 2005

ASSETS

Cash	$445,207
Due from Affiliate	320,840
Other receivables	1,422
	$767,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued expenses	$ 36,319
Stockholder's equity	
Common Stock: Voting- $1 par value	738,373
Authorized, issued and outstanding, 738,373 shares	
Retained deficit	(7,223)
Total stockholder's equity	731,150
Total liabilities and stockholder's equity	$767,469

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF INCOME

Period from July 3, 2004 to July 1, 2005

Revenues	
Fee income	$ 538,232
Operating expenses	
Management fee	195,023
Regulatory fees and education	79,754
Other	37,969
Employee compensation and benefits	36,486
Technology	29,915
Audit	29,754
Legal fees	25,104
Capital taxes	1,799
	435,804
NET INCOME	**$102,428**

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

Period from July 3, 2004 to July 1, 2005

Stockholder's equity, beginning of period	$ 628,722
Net income	102,428
Stockholder's equity, end of period	$731,150

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF CASH FLOWS

Period from July 3, 2004 to July 1, 2005

Cash flows from operating activities	
Net income	$ 102,428
Adjustments to reconcile net income to net cash used in operating activities	0
Change in operating assets and liabilities	
(Increase) in operating assets	
Due from Affiliate	(251,550)
Increase (decrease) in operating liabilities	
Accounts payable and other accrued expenses	7,120
Due to Affiliate	(17,788)
Net cash used in operating activities	(159,790)
NET DECREASE IN CASH	(159,790)
Cash at beginning of period	604,997
Cash at end of period	$ 445,207

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

NOTES TO FINANCIAL STATEMENTS

July 1, 2005

NOTE A – GENERAL BUSINESS

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on November 12, 2002 as a corporation under the laws of Canada, and initially capitalized on February 17, 2003. The Company is wholly owned by EY Advisory Services Inc. ("EYAS"), a company incorporated under the laws of the Province of Ontario. The Company commenced operations as a licensed member of the NASD on October 23, 2003.

The Company provides corporate finance advisory services to public and private companies and individuals engaged in cross-border transactions with the United States. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash

Cash on deposit with banks at July 1, 2005 exceeded federally insured limits.

2. Revenue Recognition

Revenue is recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed, or at the agreed-upon intervals and at the amounts agreed upon with the clients.

3. Income Taxes

The Company is a separately incorporated entity and to the extent that the Company has taxable income, the Company will pay any taxes owing thereon. The Company has Federal and provincial net operating loss carryforwards ("NOLs") available for income tax purposes of approximately $7,000 at July 1, 2005, which results in a deferred tax asset of approximately $2,800. At July 1, 2005, a full valuation allowance has been provided on the net deferred tax asset because of the uncertainty regarding future realization of the deferred asset. Additionally, the Company is obligated to pay corporate minimum tax based on its capital base.

4. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – RELATED PARTY TRANSACTIONS

On March 1, 2003, the Company and Ernst & Young Corporate Finance Inc. (which changed its name on July 19, 2004 to Ernst & Young Orenda Corporate Finance Inc.) ("EYCF") entered into a Services Agreement (the "Agreement") whereby the Company engaged EYCF to provide certain services on the Company's behalf. Per the Agreement, payment for the services in each Fiscal Year shall be based on an amount equal to 95% of the Company's revenues as defined in the Agreement ("Revenue"). EYCF has allocated to the Company $286,862 worth of costs representing an allocation of EYCF's costs based on time spent plus any direct expenses incurred by EYCF on behalf of the Company, and as included under other expenses and management fee expense.

The Company periodically services EYCF clients through a subcontract arrangement with EYCF, whereby the Company charges EYCF 5% of EYCF's billed and collected fees. For the period July 3, 2004 to July 1, 2005, the amount of work subcontracted to the Company from EYCF totalled $538,232, as included under "Fee income."

At July 1, 2005, the balance due to the Company for work subcontracted from EYCF was $320,840 as included under "Due from Affiliate."

NOTE D – NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day, but as of July 1, 2005, the Company had net capital of $408,888, which exceeded minimum net capital requirements by $158,888.

SUPPLEMENTARY INFORMATION

Ernst & Young Corporate Finance (Canada) Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

July 1, 2005

Net capital	
Stockholder's equity	$ 731,150
Deductions and/or changes:	
Non-allowable assets	
Accounts receivable	(322,262)
Net capital	408,888
Minimum net capital requirement – the greater of 2% of aggregate debit items arising from customer transactions of $0 or $250,000	250,000
Excess net capital	$ 158,888
Net capital in excess of 5% of combined aggregate debit items or $120,000	$ 288,888

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT REGARDING RULE 15c3-3

July 1, 2005

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.